Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the  Registration Statement (Form S-4) and related Prospectus of Dynegy Inc. for the exchange offer of $500 million of 5.875% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated March 14, 2013, with respect to the consolidated financial statements and schedules of Dynegy Inc.,  and the effectiveness of internal control over financial reporting of Dynegy Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 9, 2013